EXHIBIT 12

AEP TEXAS CENTRAL COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Nine Months Ended
	2001	2002	2003	2004	2005	9/30/2006	9/30/2006
EARNINGS
Income Before Income Taxes	$293,425	$418,107	$322,719	$429,714	$63,213	$20,985	$55,791
Fixed Charges (as below)	125,194	132,237	136,143	125,701	115,439	124,470	96,463
Total Earnings	$418,619	$550,344	$458,862	$555,415	$178,652	$145,455	$152,254

FIXED CHARGES
Interest Expense	$116,268	$125,871	$133,812	$123,785	$112,006	$120,312	$93,401
Credit for Allowance for Borrowed Funds Used During Construction	6,943	4,620	567	750	1,508	2,233	1,618
Trust Dividends	-	(649)	(372)	(216)	-	-	-
Estimated Interest Element in Lease Rentals	1,983	2,395	2,136	1,382	1,925	1,925	1,444
Total Fixed Charges	$125,194	$132,237	$136,143	$125,701	$115,439	$124,470	$96,463

Ratio of Earnings to Fixed Charges	3.34	4.16	3.37	4.41	1.54	1.16	1.57